RECEIVED

2006 MAY 18 P 3:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

9th May 2006

06013585

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Connected Transaction dated 8 May 2006 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

Encl.
AC/kh

dlw 5/19

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 00017)

New World China Land Limited
新世界中國地產有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 00917)

Connected Transaction | **Discloseable and Connected Transaction**

COOPERATION AGREEMENT

The respective board of directors of NWD and NWCL is pleased to announce that on 8 May 2006, NWDC and Huamei Technology, both wholly-owned subsidiaries of NWCL, entered into the Cooperation Agreement with Huamei International, Mr. Zhang and Beijing Huamei for the purposes of governing the relationship between the Parties in respect of, among other things, their involvement in the Project.

DISCLOSEABLE AND CONNECTED TRANSACTION FOR NWCL

According to the Listing Rules, as the consideration ratio (as defined in Rule 14.07 of the Listing Rules) is more than 5% but less than 25%, the Cooperation Agreement constitutes a discloseable transaction for NWCL which is subject to the notification and publication requirements as set out in Rules 14.34 to 14.39 of the Listing Rules. Relevant details will also be included in the next published annual report and accounts of NWCL in accordance with Rule 14A.45 of the Listing Rules.

As at the date of this announcement, Beijing Huamei, a non wholly-owned subsidiary of NWCL, is owned as to 75% and 25% by Huamei Technology and Huamei International, respectively, and therefore Huamei International is a connected person of NWCL. Accordingly, the Cooperation Agreement also constitutes a connected transaction for NWCL under the Listing Rules. As each of the assets ratio and consideration ratio (both as defined in Rule 14.07 of the Listing Rules) is more than 2.5%, the Cooperation Agreement is subject to reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

A circular containing details of the Cooperation Agreement, a letter from the independent board committee of NWCL and a letter from an independent financial adviser, both advising in respect of the terms of the Cooperation Agreement, will be despatched to the shareholders of NWCL as soon as practicable.

CONNECTED TRANSACTION FOR NWD

As at the date of this announcement, NWD holds an attributable interest of approximately 70% in the issued share capital of NWCL. Accordingly, the Cooperation Agreement also constitutes a connected transaction for NWD. As each of the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rule) is less than 2.5%, the Cooperation Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules. Relevant details will also be included in the next published annual report and accounts of NWD in accordance with Rule 14A.45 of the Listing Rules.

THE COOPERATION AGREEMENT

Date: 8 May 2006

Parties:
(1) Huamei International;
(2) Mr. Zhang;
(3) Huamei Technology, an indirect wholly-owned subsidiary of NWCL;
(4) NWDC, a direct wholly-owned subsidiary of NWCL; and
(5) Beijing Huamei, a non wholly-owned subsidiary of NWCL.

To the best of the knowledge, information and belief of the directors of each of NWD and NWCL and having made all reasonable enquiries and save as disclosed herein, each of Huamei International and its ultimate beneficial owner, and Mr. Zhang, is a third party independent of each of NWD and NWCL and connected persons of each of NWD and NWCL.

Major terms of the Cooperation Agreement

Transfer of Mr. Zhang's equity interest in Beijing Huamei to Huamei International

Mr. Zhang agreed that within 20 business days from the effective day of the Cooperation Agreement, he will transfer all of the interest he holds in Beijing Huamei, being 2% of equity interest in Beijing Huamei, to Huamei International and will no longer be involved in the operation of Beijing Huamei. Upon completion of such transfer, Beijing Huamei will be owned as to 75% and 25% by Huamei Technology and Huamei International, respectively. As at the date of this announcement, such transfer of equity interest has been completed.

The development rights of the Property

As at the date of this announcement, Beijing Huamei is owned as to 75% and 25% by Huamei Technology and Huamei International, respectively. Pursuant to Jingguotushi (2005) No. 543 issued by the Beijing Land Resources Bureau of the PRC (北京市國土資源局) in August 2005, Beijing Huamei has been granted the Level 1 Development Rights in respect of the Property. In order to regulate the rights and obligations of the Parties during the exploration of Level 1 Development Rights and the diligent procurement of Level 2 Development Rights in respect of the Property, the Parties and Beijing Huamei agreed to enter into the Cooperation Agreement. The Property is located in Yuzhuang Village, Gaoliying Town, Shunyi District, Beijing, the PRC, which is approximately 1590 mu in size, of which approximately 840 mu is construction land and the remaining portion is for greenery and infrastructure purposes.

The exploration of the Level 1 Development Rights

Pursuant to the Cooperation Agreement, Huamei International was engaged by Beijing Huamei to conduct the exploration of the Level 1 Development Rights in respect of the Property including the formulation and implementation of plans for the acquisition, demolition, relocation of and compensation to the inhabitants and the construction of basic infrastructure in respect of the Property, to attain the standards imposed by the relevant land bureau for the purpose of auction in public trading, for an aggregate consideration of approximately RMB899,860,000 (equivalent to approximately HK$865,250,000). The consideration represents the budgeted cost to undertake the Level 1 Development Right and will be adjusted as a result of (1) the increase in the cost incurred due to change of governmental policy and/or (2) the subsequent increase in size of the Property.

Under the Cooperation Agreement, Huamei Technology is responsible for raising all the financial resources required for the purposes of exploring the Level 1 Development Rights and each instalment of the said aggregate consideration will be provided to Huamei International by Huamei Technology within 10 days after receiving the use of funds plan from Huamei International. Such funds will be financed by internal resources of the Group and bank borrowings.

In the event that the actual costs of exploring the Level 1 Development Rights exceed the said aggregate consideration, such excess amount shall be deducted from the share of profits that Huamei International is entitled to. In the event that the actual costs of the Project are less than the total investment amount above, such difference shall be distributed to Huamei International and Huamei Technology in accordance with the proportion of their respective equity interest in Beijing Huamei.

The construction for the purpose of exploring the Level 1 Development Rights in respect of the Property is expected to commence by the end of 2006.

The diligent procurement of the Level 2 Development Rights
Pursuant to the Cooperation Agreement, Huamei International will be responsible to negotiate with the relevant PRC authorities and endeavour, together with Huamei Technology, to obtain the Level 2 Development Rights in relation to the Property for Beijing Huamei.

Guarantee provided by NWDC
Pursuant to the Cooperation Agreement, NWDC agreed to provide joint and several guarantee for all the obligations of Huamei Technology under the Cooperation Agreement.

Profits sharing
Huamei International and Huamei Technology will share profits in relation to the Project in accordance with the proportion of their respective equity interest in Beijing Huamei, i.e. 25% and 75% respectively. The profits derived from the Project will be shared between Huamei International and Huamei Technology on an annual basis.

In the event that Beijing Huamei requires to increase its registered capital as determined by its equity holders, the increased portion of such registered capital will be contributed solely by Huamei Technology though the proportion of the equity interests in Beijing Huamei owned by Huamei Technology and Huamei International will remain unchanged, and Huamei Technology (1) is entitled to be repaid such increased portion of the registered capital of Beijing Huamei out of its profit before distribution; and (2) in the event of Beijing Huamei's liquidation, be entitled first to recoup the increased portion of the registered capital.

INFORMATION RELATING TO THE PROJECT AND THE PROPERTY

The Property is located in Yuzhuang Village, Gaoliying Town, Shunyi District, Beijing, the PRC, and is situated besides the north bank of Wenyu River. The Project is part of the "One Town Two Areas" planning scheme of Shunyi District of the Beijing Municipality of the PRC, whereby "One Town" refers to the Konggang Town, and "Two Areas" refers to the Yuzhuang ecotourism and residential area and the Sishang ecotourism and residential area. It is the present intention of the Parties that the Property will be developed into low density residential premises for sale and investment purposes.

INFORMATION RELATING TO NWD

The principal business of NWD includes investments in the area of property, infrastructure, services and telecommunications and technology.

INFORMATION RELATING TO NWCL

The principal business of NWCL includes property development and property related investments in the PRC.

INFORMATION RELATING TO HUAMEI INTERNATIONAL

Huamei International was incorporated in the PRC with limited liability and is principally engaged in property investment in the PRC. As at the date of this announcement, it is interested in 25% of the equity interest of Beijing Huamei.

To the best of the knowledge, information and belief of the directors of each of NWCL and NWD and having made all reasonable enquiries and save as disclosed herein, each of Huamei International and its ultimate beneficial owner is a third party independent of each of NWCL and NWD and connected persons of each of NWCL and NWD.

INFORMATION RELATING TO HUAMEI TECHNOLOGY

Huamei Technology is a foreign invested enterprise incorporated in the PRC and is an indirect wholly-owned subsidiary of NWCL. Its principal asset is its investment in Beijing Huamei.

INFORMATION RELATING TO BEIJING HUAMEI

Beijing Huamei was incorporated in the PRC on 24 February 2004 with limited liability and has a registered capital of RMB50,000,000. As at the date of this announcement, it was owned as to 25% and 75% by Huamei International and Huamei Technology, respectively.

Beijing Huamei is principally engaged in property development and investment in the PRC and is the holder of the Level 1 Development Rights in respect of the Property.

REASONS FOR AND BENEFITS OF THE ENTERING INTO OF THE COOPERATION AGREEMENT

NWCL is principally engaged in the property development and property related investment in the PRC. The purpose of entering into the Cooperation Agreement is to set out the respective rights and obligations of the Parties in the Project. In view of the limited land supply for low density residential development in Beijing, the entering into of the Cooperation Agreement will provide valuable opportunity for NWCL to obtain the development rights in respect of the Property, which is located in one of the most prestigious residential districts in Beijing, and will enable NWCL to pursue its interest in the Project.

In view of the above, the directors of each of NWD and NWCL (including their respective independent non-executive directors) believe that the terms of the Cooperation Agreement are fair and reasonable and in the interests of the shareholders of each of NWD and NWCL as a whole.

DISCLOSEABLE AND CONNECTED TRANSACTION FOR NWCL

According to the Listing Rules, as the consideration ratio (as defined in Rule 14.07 of the Listing Rules) is more than 5% but less than 25%, the Cooperation Agreement constitutes a discloseable transaction for NWCL which is subject to the notification and publication requirements as set out in Rules 14.34 to 14.39 of the Listing Rules. Relevant details will also be included in the next published annual report and accounts of NWCL in accordance with Rule 14A.45 of the Listing Rules.

As at the date of this announcement, Beijing Huamei, a non wholly-owned subsidiary of NWCL, is owned as to 75% and 25% by Huamei Technology and Huamei International, respectively, and therefore Huamei International is a connected person of NWCL. Accordingly, the Cooperation Agreement also constitutes a connected transaction for NWCL under the Listing Rules. As each of the assets ratio and consideration ratio (both as defined in Rule 14.07 of the Listing Rules) is more than 2.5%, the Cooperation Agreement is subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and is required to be made conditional on approval by independent shareholders of NWCL either by convening a general meeting of the shareholders of NWCL or, pursuant to Rule 14A.43 of the Listing Rules, by means of a written approval by independent shareholders of NWCL who collectively hold more than 50% in nominal value of the shares of NWCL giving the right to attend and vote at such general meeting.

As at the date of this announcement, to the best of the knowledge, information and belief of the directors of each of NWD and NWCL and having made all reasonable enquiries, neither Huamei International, its ultimate beneficial owners, Mr. Zhang or their respective associates hold any interests in NWCL.

In view of the aforesaid, NWCL has applied to the Stock Exchange pursuant to Rule 14A.43 of the Listing Rules for a waiver from strict compliance with the requirement under the Listing Rules for NWCL to hold a general meeting to seek independent shareholders' approval in respect of the Cooperation Agreement, on the basis that (1) there are no shareholders of NWCL who are required to abstain from voting if NWCL were to convene a general meeting for the approval of the Cooperation Agreement; and (2) the written approval approving the Cooperation Agreement from NWD, which holds directly and indirectly 2,714,858,780 shares of NWCL, representing approximately 70% interest in the issued share capital of NWCL giving the right to attend and vote at a general meeting, has been obtained.

CONNECTED TRANSACTION FOR NWD

As at the date of this announcement, NWD holds an attributable interest of approximately 70% in the issued share capital of NWCL. Accordingly, the Cooperation Agreement also constitutes a connected transaction for NWD. As each of the relevant percentage ratio (as defined in Rule 14.07 of the Listing Rule) is less than 2.5%, the Cooperation Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules. Relevant details will also be included in the next published annual report and accounts of NWD in accordance with Rule 14A.45 of the Listing Rules.

DESPATCH OF CIRCULAR

A circular containing details of the Cooperation Agreement, a letter from the independent board committee of NWCL and a letter from an independent financial adviser, both advising in respect of the terms of the Cooperation Agreement, will be despatched to the shareholders of NWCL as soon as practicable.

DEFINITIONS

For the purposes of this announcement, capitalised items appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Beijing Huamei"	Beijing Dongfang Huamei Real Estate Development Co., Ltd. (北京東方華美房地產開發有限公司), a company incorporated in the PRC on 24 February 2004 with limited liability, and is directly owned as to 75% of its equity interest by Huamei Technology
"connected person"	has the meaning ascribed to it under the Listing Rules
"Cooperation Agreement"	the cooperation agreement dated 8 May 2006 entered into between the Parties in respect of the rights and obligations of their involvement in the Project
"Group"	NWCL and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars and cents, the lawful currency of Hong Kong
"Huamei International"	Huamei Wealth (Beijing) International Property Investment Co,, Ltd. (華美財富(北京)國際置業有限公司), a company incorporated in the PRC with limited liability
"Huamei Technology"	Huamei Wealth (Beijing) Technology Co., Ltd. (華美財富(北京)科技有限公司), a company incorporated in the PRC with limited liability and is a wholly-owned subsidiary of NWDC
"Level 1 Development Rights"	the rights to organise the acquisition, compensation for and settlement of the inhabitants, demolition of existing structures, levelling, construction of basic infrastructure in respect of a piece of land so as to meet the standards imposed by the relevant PRC authorities for the purpose of auction in public trading of the land use rights of such piece of land
"Level 2 Development Rights"	the land use rights of a piece of land, which are obtained through tender or auction in public trading, that entitle the owner of such rights to invest, develop and construct on a piece of land for the purpose of sale and/or lease
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Zhang"	Mr. Zhang Changqing, a citizen of the PRC
"NWCL"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and which is the controlling shareholder (as defined in the Listing Rules) of NWCL

"NWDC"	New World Development (China) Limited, a company incorporated in Hong Kong with limited liability and is a wholly-owned subsidiary of NWCL
"Parties"	NWDC, Huamei Technology, Huamei International and Mr. Zhang
"PRC"	the People's Republic of China
"Project"	the exploration of the Level 1 Development Rights and the diligent procurement of Level 2 Development Rights in relation to the Property
"Property"	the property situated in Yuzhuang Village, Gaoliying Town, Shunyi District, Beijing, the PRC (北京市順義區高麗營鎮于庄村)
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the board
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By Order of the board
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 8 May 2006

At the date of hereof, the board of directors of NWD comprises:

Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Messrs. Liang Chong-hou, David and Leung Chi-kin, Stewart; Mr. Cheng Yue-pui#, Mr. Cheng Kar-shing, Peter#, Mr. Chow Kwai-cheung#, Mr. Ho Hau-hay, Hamilton# and Mr. Liang Cheung-biu, Thomas#; Lord Sandberg, Michael, Mr. Yeung Ping-leung, Howard*, Dr. Cha Mousing, Payson* (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor) and Mr. Lee Luen-wai, John**

\# *non-executive directors of NWD*

* *independent non-executive directors of NWD*

As at the date hereof, the board of directors of NWCL comprises:

Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael, Ms. Ngan Man-ying, Lynda, Mr. Fu Sze-shing#, Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James* and Mr. Lee Luen-wai, John*.*

\# *non-executive director of NWCL*

* *independent non-executive directors of NWCL*

For the purpose of this announcement, HK$1.00 is equivalent to RMB1.04.

"Please also refer to the published version of this announcement in The Standard."